                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                                                ----------------
                                                                   FILE NUMBER
                                                                     0-16343
                                                                ----------------

                                   FORM 12B-25                  ----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                ----------------



  (Check One): [ ] Form 10-K and Form 10-KSB            [ ]  Form 11-K
               [X] Form 10-Q and Form 10-QSB            [ ]  Form N-SAR
               [ ] Form 20-F

         For Period Ended:   MARCH 31, 1999

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on From N-SAR

         For the Transition Period Ended:
                                           ------------------
--------------------------------------------------------------------------------
         Read attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Full Name of Registrant:   OIS OPTICAL IMAGING SYSTEMS, INC.
Former Name if Applicable: _______________________________________
Address of Principal Executive Office (Street and Number):
                              47050 FIVE MILE ROAD
                              (Street and Number)
                          NORTHVILLE, MICHIGAN  48167
                              (City and Zip Code)
--------------------------------------------------------------------------------
PART II - RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 1O-K and Form 1O-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period (attach extra sheets if needed).

         THE REGISTRANT HAS ENCOUNTERED DELAYS IN COMPOSING ALL OF ITS REQUIRED STATEMENTS AND DISCLOSURES. THIS RESULTS PRIMARILY FROM THE DISCONTINUATION OF THE COMPANY'S OPERATIONS, THE RESULTING LAY-OFF OF A SUBSTANTIAL AMOUNT OF ITS WORKFORCE AND THE LIMITED PERSONNEL REMAINING TO COMPLETE THE REQUIRED STATEMENTS AND DISCLOSURES.


--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

CHARLES C. WILSON, PRESIDENT                  (734) 454-5560
             (Name)                    (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         ON SEPTEMBER 18, 1998, THE REGISTRANT SHUTDOWN ITS MANUFACTURING FACILITY AND EFFECTIVELY DISCONTINUED ITS BUSINESS OPERATIONS. AS A RESULT, ON SEPTEMBER 18, 1998, THE REGISTRANT CHANGED ITS BASIS OF ACCOUNTING FROM THE GOING CONCERN HISTORICAL COST BASIS TO THE LIQUIDATION BASIS OF ACCOUNTING.

         THE REGISTRANT ESTIMATES THAT IT WILL REPORT TOTAL REVENUES OF APPROXIMATELY $2.9 MILLION AND A NET LOSS AVAILABLE TO COMMON SHAREHOLDERS OF APPROXIMATELY $6.5 MILLION FOR THE PERIOD FROM JULY 1, 1998 THROUGH SEPTEMBER 18, 1998 (THE ONLY PERIOD DURING THE NINE MONTHS ENDED MARCH 31, 1999 IN WHICH THE COMPANY CONDUCTED OPERATIONS) COMPARED TO TOTAL REVENUES OF APPROXIMATELY $5.1 MILLION AND A NET LOSS AVAILABLE TO COMMON SHAREHOLDERS OF APPROXIMATELY $6.0 MILLION FOR THE QUARTER ENDED MARCH 31, 1998 AND REVENUES OF APPROXIMATELY $17.3 MILLION AND A NET LOSS AVAILABLE TO COMMON SHAREHOLDERS OF APPROXIMATELY $20.1 MILLION FOR THE NINE MONTHS ENDED MARCH 31, 1998.

                        OIS OPTICAL IMAGING SYSTEMS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MAY 17, 1999                          BY: /S/  CHARLES C. WILSON
                                               ---------------------------------
                                                 CHARLES C. WILSON, PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



--------------------------------------------------------------------------------
                                    ATTENTION
Intentional misstatements or representations of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------